EXHIBIT 99.4

New appointment of Administration Senior Executive Vice President

Date of events:2017/11/06

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2017/11/06

3.Name, title, and resume of the replaced person: Li-Show Wu, former Vice President of Marketing Department of the company, Master’s degree in Applied Mathematics from National Chiao Tung University.

4.Name, title, and resume of the replacement: Tian-Tsair Su, Vice President of Corporate Planning Department and former Assistant Vice President of Corporate Planning Department of the company, Master’s degree in Electrical Engineering from National Cheng Kung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:the day on which the new Administration Senior Executive Vice President assumes office.

8.Any other matters that need to be specified:None